Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2018 and 2017
(unaudited)

Interim Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2018	2017	2018	2017
		$	$	$	$
Revenue		2,950,258	2,724,431	5,767,153	5,400,150
Operating expenses
Costs of services, selling and administrative		2,525,892	2,328,952	4,936,524	4,605,656
Acquisition-related and integration costs	8b	11,115	1,285	26,861	4,390
Restructuring costs	4	27,535	—	60,308	—
Net finance costs		17,313	17,845	34,447	36,365
Foreign exchange loss (gain)		16	407	(53)	2,761
		2,581,871	2,348,489	5,058,087	4,649,172
Earnings before income taxes		368,387	375,942	709,066	750,978
Income tax expense		94,015	101,504	149,429	200,889
Net earnings		274,372	274,438	559,637	550,089
Earnings per share
Basic earnings per share	7c	0.96	0.92	1.95	1.83
Diluted earnings per share	7c	0.94	0.90	1.92	1.79

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    1

Interim Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2018	2017	2018	2017
	$	$	$	$
Net earnings	274,372	274,438	559,637	550,089
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	300,829	23,930	357,187	(83,332)
Net (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges on net investments in foreign operations	(64,756)	5,794	(79,601)	17,497
Net unrealized (losses) gains on cash flow hedges	(4,492)	291	(2,804)	(3,994)
Net unrealized (losses) gains on available-for-sale investments	(682)	640	(999)	(1,193)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(6,387)	4,737	6,650	1,448
Other comprehensive income (loss)	224,512	35,392	280,433	(69,574)
Comprehensive income	498,884	309,830	840,070	480,515

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2018	As at September 30, 2017
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	287,546	165,872
Accounts receivable		1,341,263	1,285,880
Work in progress		1,028,976	922,620
Current derivative financial instruments	11	9,392	8,152
Prepaid expenses and other current assets		190,489	160,402
Income taxes		3,058	6,541
Total current assets before funds held for clients		2,860,724	2,549,467
Funds held for clients		437,099	313,552
Total current assets		3,297,823	2,863,019
Property, plant and equipment		400,665	396,613
Contract costs		247,329	243,056
Intangible assets		521,587	490,426
Other long-term assets		89,927	85,159
Long-term financial assets		109,623	111,307
Deferred tax assets		135,854	146,602
Goodwill		7,560,850	7,060,030
		12,363,658	11,396,212

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,182,958	1,004,307
Accrued compensation		611,535	578,886
Current derivative financial instruments	11	31,716	12,069
Deferred revenue		500,143	409,332
Income taxes		193,518	174,102
Provisions		84,422	86,154
Current portion of long-term debt		300,078	122,467
Total current liabilities before clients’ funds obligations		2,904,370	2,387,317
Clients’ funds obligations		438,516	314,233
Total current liabilities		3,342,886	2,701,550
Long-term provisions		32,106	40,892
Long-term debt		1,481,522	1,739,536
Other long-term liabilities		197,469	213,436
Long-term derivative financial instruments	11	97,339	82,365
Long-term income taxes		10,586	—
Deferred tax liabilities		143,691	213,515
Retirement benefits obligations		198,026	202,292
		5,503,625	5,193,586

Equity
Retained earnings		4,130,284	3,794,439
Accumulated other comprehensive income	6	439,824	159,391
Capital stock	7a	2,095,513	2,054,725
Contributed surplus		194,412	194,071
		6,860,033	6,202,626
		12,363,658	11,396,212

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    3

Interim Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		559,637	—	—	—	559,637
Other comprehensive income		—	280,433	—	—	280,433
Comprehensive income		559,637	280,433	—	—	840,070
Share-based payment costs		—	—	—	23,195	23,195
Income tax impact associated with stock options		—	—	—	(3,445)	(3,445)
Exercise of stock options	7a	—	—	65,585	(11,994)	53,591
Exercise of performance share units (PSUs)	7a	—	—	7,439	(7,439)	—
Purchase of Class A subordinate voting shares for cancellation	7a	(223,792)	—	(7,951)	—	(231,743)
Purchase of Class A subordinate voting shares held in trusts	7a	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts	7a	—	—	504	24	528
Balance as at March 31, 2018		4,130,284	439,824	2,095,513	194,412	6,860,033

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2016		3,778,848	304,128	2,194,731	186,901	6,464,608

Net earnings		550,089	—	—	—	550,089
Other comprehensive loss		—	(69,574)	—	—	(69,574)
Comprehensive income		550,089	(69,574)	—	—	480,515
Share-based payment costs		—	—	—	18,346	18,346
Income tax impact associated with stock options		—	—	—	(3,817)	(3,817)
Exercise of stock options	7a	—	—	44,583	(8,041)	36,542
Exercise of PSUs	7a	—	—	23,666	(23,666)	—
Purchase of Class A subordinate voting shares for cancellation	7a	(514,753)	—	(77,557)	—	(592,310)
Resale of Class A subordinate voting shares held in trust	7a	—	—	2,445	1,601	4,046
Balance as at March 31, 2017		3,814,184	234,554	2,187,868	171,324	6,407,930

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    4

Interim Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2018	2017	2018	2017
		$	$	$	$
Operating activities
Net earnings		274,372	274,438	559,637	550,089
Adjustments for:
Amortization and depreciation		97,104	92,984	190,394	182,303
Deferred income taxes		(14,704)	(2,088)	(65,737)	30,388
Foreign exchange (gain) loss		(547)	166	2,770	1,538
Share-based payment costs		10,993	8,714	23,195	18,346
Net change in non-cash working capital items	9a	58,434	(7,995)	125,483	(66,791)
Cash provided by operating activities		425,652	366,219	835,742	715,873

Investing activities
Business acquisitions (net of cash acquired)	8a	(5,405)	—	(204,402)	(150,897)
Purchase of property, plant and equipment		(37,120)	(27,894)	(67,142)	(58,289)
Proceeds from sale of property, plant and equipment		—	3,317	—	3,317
Additions to contract costs		(24,404)	(21,062)	(41,844)	(47,228)
Additions to intangible assets		(29,766)	(34,193)	(53,170)	(57,983)
Purchase of long-term investments		(1,503)	(3,073)	(7,825)	(7,047)
Proceeds from sale of long-term investments		—	—	1,287	—
Cash used in investing activities		(98,198)	(82,905)	(373,096)	(318,127)

Financing activities
Net change in unsecured committed revolving credit facility		(70,564)	—	(112,360)	—
Increase of long-term debt		—	5,228	13,299	11,479
Repayment of long-term debt		(19,197)	(45,739)	(32,460)	(166,112)
Repayment of debt assumed from business acquisitions		—	—	(21,946)	(6,290)
Purchase of Class A subordinate voting shares held in trusts	7a	—	—	(24,789)	—
Resale of Class A subordinate voting shares held in trusts	7a	—	—	528	4,046
Purchase and cancellation of Class A subordinate voting shares	7a	(231,443)	(285,686)	(231,443)	(588,296)
Issuance of Class A subordinate voting shares		29,150	11,193	53,364	36,389
Cash used in financing activities		(292,054)	(315,004)	(355,807)	(708,784)
Effect of foreign exchange rate changes on cash and cash equivalents		13,204	(181)	14,835	(3,453)
Net increase (decrease) in cash and cash equivalents		48,604	(31,871)	121,674	(314,491)
Cash and cash equivalents, beginning of period		238,942	313,909	165,872	596,529
Cash and cash equivalents, end of period		287,546	282,038	287,546	282,038

Supplementary cash flow information (Note 9).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, manages information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2017. The accounting policies were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2017.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2018 and 2017 were authorized for issue by the Board of Directors on May 2, 2018.
3.Changes in accounting policies
ACCOUNTING STANDARD ADOPTION
The following amendment to the existing standard has been adopted by the Company on October 1, 2017:
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The additional disclosures will be provided in the Company’s consolidated financial statements for the year ended September 30, 2018.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to change, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard will be effective on October 1, 2018 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)
The Company has mostly completed the second phase of the conversion plan which encompasses a detailed assessment of the differences. The Company is currently in the process of assessing the quantitative impact of the differences identified, which will depend on its business activities during the current fiscal year and its choice of transition method.
The Company expects that generally revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies.
Currently, when a software license has value to the client on a stand-alone basis and is identified as a separately identifiable component, revenue from a software license is recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license will be combined with the services, resulting in a change in timing of revenue recognition. Based on the preliminary analysis of contracts involving software performed to date, the Company does not expect a significant impact on its consolidated financial statements.
The Company is still in the process of evaluating the impact of the standard and related interpretations, including the disclosure requirements. As such, IFRS 15 could have additional impacts on the Company's consolidated financial statements for which a conclusion has not been reached yet.
The Company is conducting concurrently the remaining two phases, design and implementation. The impacts on the other key elements, such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan, are assessed during those phases.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. The Company plans to apply the exemption from the requirement to restate comparative information.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets currently classified as loans and receivables will continue to be measured at amortized cost and financial assets currently classified as available-for-sale will continue to be measured at fair value through other comprehensive income.
The standard introduces a new impairment model which will apply to the Company’s trade accounts receivable, long-term receivables and long-term bonds. Management does not believe that the Company is subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher.
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company expects that existing hedge relationships currently designated as effective hedging relationships will still qualify for hedge accounting under this new model.
The Company is still in the process of evaluating the impact of the disclosure requirements of the standard. Based on the assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. The Company does not plan to adopt the standard earlier.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses.
4.    Restructuring costs
In the prior fiscal year, the Company announced it will incur approximately $165,000,000 of restructuring costs, subsequently increased to $185,000,000, to improve profitability by addressing the underutilization of the Company's resources due to the accelerating shift in client demand.
Since inception, the Company incurred a total of $148,936,000 of costs related to the announced program, of which $27,535,000 and $60,308,000 were expensed for the three and six months ended March 31, 2018, respectively. These amounts include restructuring costs for termination of employment of $26,238,000 and $56,362,000, respectively, accounted for in restructuring provisions, leases of vacated premises of $328,000 and $1,963,000, respectively, accounted for in onerous lease provisions, as well as other restructuring costs of $969,000 and $1,983,000, respectively. In addition, for the three and six months ended March 31, 2018, the Company paid in total $43,497,000 and $75,385,000, respectively related to this program.
5.    Income taxes
On December 22, 2017, the United States of America (U.S.) government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was also enacted by the government of Belgium. As such, for the six months ended March 31, 2018, the Company recorded a net income tax recovery of $34,100,000 resulting from the re-evaluation of its deferred tax assets and liabilities of $45,500,000 partially offset by an income tax expense of $11,400,000 in relation to the U.S. repatriation tax.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Accumulated other comprehensive income

	As at March 31, 2018	As at September 30, 2017
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $77,874 as at March 31, 2018 ($65,850 as at September 30, 2017)	1,052,778	695,591
Net losses on derivative financial instruments and on translating long-term debt designated as hedges on net investments in foreign operations, net of accumulated income tax recovery of $81,454 as at March 31, 2018 ($69,296 as at September 30, 2017)	(533,291)	(453,690)
Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax expense of $2,046 as at March 31, 2018 ($2,332 as at September 30, 2017)	(1,134)	1,670
Net unrealized losses on available-for-sale investments, net of accumulated income tax recovery of $373 as at March 31, 2018 ($178 as at September 30, 2017)	(1,561)	(562)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $20,358 as at March 31, 2018 ($20,933 as at September 30, 2017)	(76,968)	(83,618)
	439,824	159,391
For the six months ended March 31, 2018, $923,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $777,000, were reclassified to net earnings since the derivative financial instruments are designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725
Issued upon exercise of stock options[1]	1,829,645	65,585	—	—	1,829,645	65,585
PSUs exercised[2]	—	7,439	—	—	—	7,439
Purchased and cancelled[3]	(3,230,450)	(7,951)	—	—	(3,230,450)	(7,951)
Purchased and held in trusts[4]	—	(24,789)	—	—	—	(24,789)
Shares held in trusts resold[4]	—	504	—	—	—	504
Conversion of shares[5]	3,031,383	4,229	(3,031,383)	(4,229)	—	—
As at March 31, 2018	255,737,373	2,053,909	29,821,365	41,604	285,558,738	2,095,513
1 The carrying value of Class A subordinate voting shares includes $11,994,000 ($8,041,000 for the six months ended March 31, 2017), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the six months ended March 31, 2018, 172,068 PSUs were exercised (659,640 during the six months ended March 31, 2017) with a recorded value of $7,439,000 ($23,666,000 during the six months ended March 31, 2017) that was removed from contributed surplus. As at March 31, 2018, 661,179 Class A subordinate voting shares were held in trusts under the PSU plans (468,668 as at March 31, 2017).

3 On January 31, 2018, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase of up to 20,595,539 Class A subordinate voting shares for cancellation on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase commencing February 6, 2018 until no later than February 5, 2019, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the bid.
On February 26, 2018, the Company entered into a private agreement with the Founder and Executive Chairman of the Board of the Company to purchase 3,230,450 Class A subordinate voting shares for cancellation for a cash consideration of $231,443,000 excluding transaction costs of $300,000 which were paid subsequent to March 31, 2018. The excess of the purchase price over the carrying value in the amount of $223,792,000 was charged to retained earnings. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
During the six months ended March 31, 2017, the Company purchased 9,521,100 Class A subordinate voting shares under the previous NCIB for a cash consideration of $592,310,000 and the excess of the purchase price over the carrying value in the amount of $514,753,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 63,100 shares with a carrying value of $517,000 and a purchase value of $4,014,000 were held by the Company and were paid and cancelled subsequent to March 31, 2017.
4 During the six months ended March 31, 2018, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 372,290 Class A subordinate voting shares of the Company on the open market for a cash consideration of $24,789,000 (nil during the six months ended March 31, 2017). In addition, during the six months ended March 31, 2018, the trustees resold 7,711 Class A subordinate voting shares that were held in trusts on the open market in accordance with the terms of the PSU plans (64,000 during the six months ended March 31, 2017). The excess of proceeds over the carrying value of the Class A subordinate voting shares, in the amount of $24,000 ($1,601,000 for the six months ended March 31, 2017), resulted in an increase of contributed surplus.
5 On February 26, 2018, the Founder and Executive Chairman of the Board of the Company converted a total of 3,031,383 Class B multiple voting shares into 3,031,383 Class A subordinate voting shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2017	15,237,883
Granted	183,850
Exercised (Note 7a)	(1,829,645)
Forfeited	(1,322,424)
Expired	(2,351)
Outstanding as at March 31, 2018	12,267,313
The weighted average fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2018	2017
Grant date fair value ($)	13.46	13.44
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	21.63	25.44
Risk-free interest rate (%)	1.59	0.74
Expected life (years)	4.00	4.00
Exercise price ($)	67.81	63.15
Share price ($)	67.81	63.15

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments (continued)

ii)	Performance share units
On September 26, 2017, the Company adopted a new PSU plan with similar terms and conditions to the existing PSU plan. Under both PSU plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs vest either i) annually over a period of four years from the date of grant or ii) at the end of the four-year period.
These share-based payment costs are expensed over the period of four years in earnings with a corresponding credit to contributed surplus on a graded-vesting basis when granted PSUs vest annually or on a straight-line basis when granted PSUs vest at the end of the four-year period.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2017	468,668
Granted[1]	403,321
Exercised (Note 7a)	(172,068)
Forfeited	(38,742)
Outstanding as at March 31, 2018	661,179

[1]	The PSUs granted in the period had a grant date fair value of $64.75 per unit.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
c) Earnings per share
The following tables set forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

					Three months ended March 31
	2018			2017
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	274,372	286,459,356	0.96	274,438	298,489,002	0.92
Net effect of dilutive stock options and PSUs[2]		4,538,137			5,130,461
	274,372	290,997,493	0.94	274,438	303,619,463	0.90

				Six months ended March 31
	2018			2017
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	559,637	286,631,179	1.95	550,089	300,859,801	1.83
Net effect of dilutive stock options and PSUs[2]		4,714,897			5,899,215
	559,637	291,346,076	1.92	550,089	306,759,016	1.79

[1]
For the three and six months ended March 31, 2018, 3,230,450 Class A subordinate voting shares purchased for cancellation and 661,179 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (4,426,600 and 468,668, respectively for the three months ended March 31, 2017 and 9,521,100 and 468,668, respectively for the six months ended March 31, 2017).

[2]
The calculation of the diluted earnings per share excluded 2,880,576 stock options for the three and six months ended March 31, 2018 (3,676,000 for the three and six months ended March 31, 2017), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Investments in subsidiaries
a) Acquisitions
The Company made the following acquisitions during the six months ended March 31, 2018:

-
On October 6, 2017 and October 26, 2017, the Company acquired 94.79% and an additional 1.88%, respectively of the outstanding shares of Affecto Plc (Affecto) and acquired the remaining outstanding shares during the three months ended March 31, 2018 for a total cash consideration of $145,044,000. Affecto is a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland.

-
On December 7, 2017, the Company acquired all outstanding shares of Paragon Solutions, Inc. (Paragon) for a total cash consideration of $77,715,000. Paragon is a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey.

The purchase prices for the two acquisitions above are mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired work force and synergies with the Company’s operations. The purchase price allocations are expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize these allocations.
During the six months ended March 31, 2018, the Company also finalized the purchase price allocation for Summa Technologies, Inc. (Summa) acquired in the prior fiscal year with no significant adjustment.
During the six months ended March 31, 2018, the Company paid $202,236,000 from cash on hand (net of cash acquired of $19,944,000) for the acquisitions realized in the period and paid an additional cash consideration of $2,166,000 related to acquisitions realized in the prior fiscal year.
During the six months ended March 31, 2017, the Company acquired all units of Collaborative Consulting, LLC (Collaborative), a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts, for a total cash consideration of $150,897,000 paid from cash on hand. The purchase price was mainly allocated to goodwill, which was deductible for tax purposes.
These acquisitions were made to complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.
b) Acquisition-related and integration costs
During the three and six months ended March 31, 2018, the Company expensed $11,115,000 and $26,861,000, respectively, related to acquisition-related and integration costs in connection with the acquisition of Affecto, Paragon and Summa. These amounts include acquisition-related costs of $540,000 and $1,425,000, respectively, and integration costs of $10,575,000 and $25,436,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employment of $5,542,000 and $10,350,000, respectively, accounted for in restructuring provisions, leases of vacated premises of $1,163,000 and $10,711,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $3,870,000 and $4,375,000, respectively.
During the three and six months ended March 31, 2017, the Company expensed $1,285,000 and $4,390,000 related to integration costs in connection with the acquisition of Collaborative. The integration costs mainly included termination of employment of $876,000 and $2,297,000, respectively, accounted for in restructuring provisions, leases of vacated premises of nil and $1,002,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $409,000 and $1,091,000, respectively.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2018	2017	2018	2017
	$	$	$	$
Accounts receivable	138,038	44,512	50,255	(87,614)
Work in progress	(46,292)	(23,345)	(46,166)	9,074
Prepaid expenses and other assets	(19,587)	(29,052)	(1,345)	(9,669)
Long-term financial assets	(5,124)	(2,855)	(3,875)	(4,400)
Accounts payable and accrued liabilities	34,889	(46,196)	113,642	(28,821)
Accrued compensation	(20,387)	(2,507)	(18,866)	4,766
Deferred revenue	21,502	60,815	17,184	44,723
Provisions	(24,626)	(5,869)	(18,093)	(11,525)
Long-term liabilities	2,948	(169)	6,384	(3,314)
Retirement benefits obligations	(677)	(814)	(2,761)	(6,059)
Derivative financial instruments	(2,317)	1,523	(827)	2,445
Income taxes	(19,933)	(4,038)	29,951	23,603
	58,434	(7,995)	125,483	(66,791)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2018	2017	2018	2017
	$	$	$	$
Net interest paid	22,531	22,897	38,128	39,136
Income taxes paid	112,010	86,361	152,457	125,088
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at March 31, 2018 and September 30, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information
In the prior fiscal year, management reviewed the Company's operating results through seven operating segments referred to as the Company's Strategic Business Units, namely: U.S.; Nordics; Canada; France (including Luxembourg and Morocco); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS) and Asia Pacific (including Australia, India and the Philippines). During the six months ended March 31, 2018, the Company revised its management structure. As a result, the Company is now managed through nine operating segments, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); U.S. Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia. The last two operating segments, which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, have been aggregated together as Asia Pacific.
The following tables present information on the Company’s operations based on its revised management structure, which includes the transfer of the Poland operations from ECS to the Northern Europe operating segment. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

		For the three months ended March 31, 2018
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	474,866	425,848	454,639	423,800	368,765	323,940	330,850	147,550	2,950,258
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	48,095	93,439	67,401	61,156	46,821	51,622	28,313	27,503	424,350
Acquisition-related and integration costs (Note 8b)									(11,115)
Restructuring costs (Note 4)									(27,535)
Net finance costs									(17,313)
Earnings before income taxes									368,387

[1]
Total amortization and depreciation of $96,510,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $14,648,000, $16,167,000, $9,029,000, $17,065,000, $5,437,000, $20,124,000, $9,714,000 and $4,326,000, respectively for the three months ended March 31, 2018.

				For the three months ended March 31, 2017
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	411,205	403,326	407,867	390,860	359,083	314,708	290,659	146,723	2,724,431
Earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	52,294	76,087	63,870	74,434	47,773	23,187	31,080	26,347	395,072
Acquisition-related and integration costs (Note 8b)									(1,285)
Net finance costs									(17,845)
Earnings before income taxes									375,942

[1]
Total amortization and depreciation of $92,730,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $12,099,000, $15,340,000, $8,289,000, $17,246,000, $7,334,000, $17,353,000, $9,202,000 and $5,867,000, respectively for the three months ended March 31, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information (continued)

		For the six months ended March 31, 2018
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	947,270	837,563	873,400	822,398	727,838	618,497	632,030	308,157	5,767,153
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	92,705	182,702	133,456	121,407	95,179	99,493	46,832	58,908	830,682
Acquisition-related and integration costs (Note 8b)									(26,861)
Restructuring costs (Note 4)									(60,308)
Net finance costs									(34,447)
Earnings before income taxes									709,066

[1]
Total amortization and depreciation of $189,115,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $28,585,000, $33,824,000, $17,342,000, $34,488,000, $10,506,000, $36,794,000, $19,162,000 and $8,414,000, respectively for the six months ended March 31, 2018.

				For the six months ended March 31, 2017
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	831,792	796,841	784,435	753,452	705,744	662,260	576,251	289,375	5,400,150
Earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	98,207	163,492	110,811	143,903	93,011	73,568	52,476	56,265	791,733
Acquisition-related and integration costs (Note 8b)									(4,390)
Net finance costs									(36,365)
Earnings before income taxes									750,978

[1]
Total amortization and depreciation of $181,719,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $24,154,000, $29,780,000, $16,284,000, $34,439,000, $14,744,000, $32,264,000, $18,742,000 and $11,312,000, respectively for the six months ended March 31, 2017.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2017. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at fair value.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    18

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
There were no changes in valuation techniques during the six months ended March 31, 2018.
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2018		As at September 30, 2017
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,588,122	1,681,313	1,542,428	1,638,980
Unsecured committed revolving credit facility	Level 2	90,000	90,000	200,000	200,000
Obligations other than finance leases	Level 2	44,976	44,322	61,703	60,847
Obligations under finance leases	Level 2	25,192	25,120	29,794	29,667
Other long-term debt	Level 2	33,310	32,493	28,078	27,348
		1,781,600	1,873,248	1,862,003	1,956,842

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2018	As at September 30, 2017
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	287,546	165,872
Deferred compensation plan assets	Level 1	52,186	46,906
		339,732	212,778
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	9,392	8,152
Long-term derivative financial instruments	Level 2	10,035	24,939
		19,427	33,091
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	194,071	195,509
Long-term investments	Level 2	29,951	23,047
		224,022	218,556
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	31,716	12,069
Long-term derivative financial instruments	Level 2	97,339	82,365
		129,055	94,434
There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    19

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at March 31, 2018	As at September 30, 2017
		$	$
Hedges on net investments in European operations
$831,400 cross-currency swaps in euro ($831,400 as at September 30, 2017)	Current assets	—	2,907
	Long-term assets	—	14,539
	Current liabilities	7,144	—
	Long-term liabilities	33,896	—

$58,419 cross-currency swaps in Swedish krona (nil as at September 30, 2017)	Long-term assets	8	—

$136,274 cross-currency swaps in British pound (nil as at September 30, 2017)	Long-term liabilities	1,863	—

Cash flow hedges on future revenue
U.S.$76,872 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$65,691 as at September 30, 2017)	Current assets	611	37
	Long-term assets	649	162
	Current liabilities	71	330
	Long-term liabilities	52	427

$190,673 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($146,881 as at September 30, 2017)	Current assets	7,306	4,644
	Long-term assets	8,891	7,429
	Current liabilities	47	554
	Long-term liabilities	7	969

€33,875 foreign currency forward contracts between the euro and the Indian rupee (€21,483 as at September 30, 2017)	Current assets	4	—
	Long-term assets	3	—
	Current liabilities	703	275
	Long-term liabilities	775	366

£46,868 foreign currency forward contracts between the British pound and the Indian rupee (£29,034 as at September 30, 2017)	Current assets	32	24
	Long-term assets	35	—
	Current liabilities	1,856	771
	Long-term liabilities	1,738	895

€58,124 foreign currency forward contracts between the euro and the British pound (€75,374 as at September 30, 2017)	Current assets	128	33
	Long-term assets	40	70
	Current liabilities	861	1,477
	Long-term liabilities	1,320	1,987

€44,754 foreign currency forward contracts between the euro and the Moroccan dirham (€53,527 as at September 30, 2017)	Long-term assets	—	2,669
	Current liabilities	1,702	1,681
	Long-term liabilities	4,382	5,427

Other foreign currency forward contracts	Current assets	1,311	507
	Long-term assets	409	70
	Current liabilities	467	231
	Long-term liabilities	443	345

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    20

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at March 31, 2018	As at September 30, 2017
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2017)	Current liabilities	18,865	6,750
	Long-term liabilities	42,738	69,540

U.S.$45,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2017)	Long-term liabilities	117	—

U.S.$105,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2017)	Long-term liabilities	126	—

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2017)	Long-term liabilities	9,882	2,409

During the three and six months ended March 31, 2018, the Company entered into cross-currency swap agreements, for a notional amount of U.S.$150,000,000, related to the U.S. tranche of the Senior unsecured notes which has a maturity date of September, 2024. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar. During the three and six months ended March 31, 2018, the Company also entered into Canadian dollar to British pound cross-currency swap agreements for a notional amount of $136,274,000 designated as hedging instruments on the Company’s net investment in U.K. operations. In addition, during the three and six months ended March 31, 2018, the Company entered into Canadian dollar to Swedish krona cross-currency swap agreements for a notional amount of $58,419,000 designated as hedging instruments on the Company’s net investment in Swedish operations.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2018 and 2017    21